UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_________________________
SCHEDULE 14D-9
(Rule 14d-101)
Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934
________________________
BOISE INC.
(Name of Subject Company)
BOISE INC.
(Name of Persons Filing Statement)
_________________________
Common Stock, par value $0.0001 per share
(Title of Class of Securities)
09746Y105
(CUSIP Number of Class of Securities)
_________________________
Karen E. Gowland
Senior Vice President, General Counsel and Secretary
Boise Inc.
1111 West Jefferson Street, Suite 200
Boise, Idaho 83702-5388
(208) 384-7000
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)
Copies to
Margaret A. Brown
Skadden, Arps, Slate, Meagher & Flom LLP
One Beacon Street
Boston, Massachusetts 02108
(617) 573-4800

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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This Schedule 14D-9 filing consists of the following communications relating to the proposed acquisition of Boise Inc. (the "Company" or "Boise") by Packaging Corporation of America ("Parent") and Bee Acquisition Corp., a wholly-owned subsidiary of Parent ("Purchaser"), pursuant to the terms of an Agreement and Plan of Merger, dated as of September 16, 2013, by and among the Parent, Purchaser and the Company:

(i)	Transcript of Parent Call With Analysts, Held on September 16, 2013.
Important Information for Investors and Security Holders
The tender offer for the outstanding common stock of Boise Inc. has not yet commenced. This document is not an offer to by or the solicitation of an offer to sell any securities. The solicitation and the offer to buy shares of Boise Inc. common stock will be made only pursuant to an offer to purchase and related materials that Parent and Purchaser intend to file with the Securities and Exchange Commission (the "SEC"). At the time the tender offer is commenced, Parent and Purchaser will file a Tender Offer Statement on Schedule TO with the SEC, and thereafter the Company will file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. The Tender Offer Statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the Solicitation/Recommendation Statement on Schedule 14D-9 will contain important information that should be read carefully and considered before any decision is made with respect to the tender offer. These materials will be sent free of charge to Boise Inc. stockholders when available and may also be obtained by contacting Boise's Investor Relations Department at 1111 West Jefferson Street, Suite 200, Boise, ID 83702, telephone number (208) 384-7141 or gregjones@boiseinc.com. In addition, all of these materials (and all other tender offer documents filed with the SEC) will be available at no charge from the SEC through its website at www.sec.gov.
Cautionary Note Regarding Forward-Looking Statements
This document contains forward-looking statements with respect to the tender offer and related transactions, including the benefits expected from the acquisition and the expected timing of the completion of the transaction. When used in this document, the words "can," "will," "intends," "expects," "is expected," similar expressions and any other statements that are not historical facts are intended to identify those assertions as forward-looking statements. Such statements are based on a number of assumptions that could ultimately prove inaccurate, and are subject to a number of risk factors, including uncertainties regarding the timing of the closing of the transaction, uncertainties as to the number of stockholders of the Company who may tender their stock in the tender offer, the possibility that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction, and general economic and business conditions. The Company does not assume any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise. Risk factors that could cause actual results of the tender offer to differ materially include the following: failure to obtain any regulatory approvals or satisfy conditions to the transaction, the risk that the Company's business will suffer due to uncertainty related to the transaction, the competitive environment in our industry and competitive responses to the transaction as well as risk factors set forth above. Further information on factors that could affect the Company's financial results is provided in documents filed by the Company with the SEC, including the Company's recent filings on Form 10-Q and Form 10-K.

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THOMSON REUTERS STREETEVENTS
EDITED TRANSCRIPT
BZ - Packaging Corporation of America Announces Agreement to Acquire Boise

EVENT DATE/TIME: SEPTEMBER 16, 2013 / 12:30PM GMT

OVERVIEW:
On 09/16/13, PKG announced the acquisition of Boise Inc. for $1.995b including assumption of $714m in debt.

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SEPTEMBER 16, 2013 / 12:30PM GMT, BZ - Packaging Corporation of America Announces Agreement to Acquire Boise

CORPORATE PARTICIPANTS
Paul Stecko Packaging Corp of America - Executive Chairman
Rick West Packaging Corp of America - CFO
Tom Hassfurther Packaging Corp of America - EVP of Corrugated Products
Mark Kowzlan Packaging Corp of America - CEO

CONFERENCE CALL PARTICIPANTS
Chip Dillon Vertical Research Partners - Analyst
Mark Weintraub Buckingham Research Group - Analyst
Anthony Pettinari Citigroup - Analyst
George Staphos BofA Merrill Lynch - Analyst
Phil Gresh JPMorgan - Analyst
Mark Wilde Deutsche Bank - Analyst
Alex Ovshey Goldman Sachs - Analyst
Scott Gaffner Barclays Capital - Analyst
Adam Josephson KeyBanc Capital Markets - Analyst
Joshua Zaret Longbow Research - Analyst
Sijin Shaul Albert Reed - Analyst
Gabe Hajed Wells Fargo Securities - Analyst

PRESENTATION

Operator

Thank you for joining Packaging Corporation of America's conference call regarding PCA's acquisition of Boise Inc. Your host today will be Paul Stecko, Executive Chairman of PCA. Upon conclusion of his narrative there will be a Q&A session. I will now turn the conference call over to Mr. Stecko. Please proceed when you are ready.

Paul Stecko - Packaging Corp of America - Executive Chairman

Thank you and good morning. I'm Paul Stecko, Executive Chairman of PCA. And joining me on today's call is Mark Kowlzan, CEO of PCA; Rick West, our CFO; and Tom Hassfurther, Executive Vice President of our Corrugated Products Business. We do have slides this morning to facilitate the presentation and as the operator just said, we'll take questions when we conclude the presentation.

If you'd quickly look at slide 2, which covers forward-looking statements. And then if you'd now turn to slide 3, you'll see that this morning we announced the acquisition of Boise Inc. for $12.55 a share or $1.995 billion, which includes the assumption of $714 million in debt. We plan to refinance existing Boise debt and the acquired equity in a $2 billion debt offering. We have committed bridge financing from Bank of America Merrill Lynch and expect closing to be in the fourth quarter of this year. This acquisition is an excellent fit, both operationally and strategically, with unique and substantial synergies. It also provides the containerboard that PCA needs to support our long-term Corrugated Products growth.

If you'll turn to page 4, I'll get into some details. With the acquisition of Boise, PCA becomes a $5.5 billion revenue Company with EBITDA of approximately $1 billion. The $1 billion of EBITDA is based on our estimates of PCA's full year 2013 results and analyst estimates of Boise's full year results. We expect synergies of $105 million over the next three years and these synergies are primarily in the following areas. Containerboard-grade optimization and sales mix, manufacturing cost reduction, lower transportation cost, corrugated products optimization, and SG&A cost reductions. And here are a few examples of the things we're talking about, starting first with grade optimization.

We'll be able to take all of the 35 pound linerboard off our number one machine at Counce, and our only machine at Valdosta, which run much more efficiently on heavier weights. And we can now move these light weights to DeRidder. This will lower cost at Valdosta and Counce and increase capacity there. Another item would be sales mix. When Boise first announced publicly this project, they stated that the returns on the D2 conversion were based on selling most of this production they had in the export markets.

PCA has run at 100% of capacity this entire year and most of last year and with anticipated corrugated products growth, we'll have to purchase some containerboard on the outside market next year and thereafter. Instead, with the acquisition, this containerboard can now come from DeRidder number one and then the converted number two machines. I'd also like to note that DeRidder is a low cost virgin mill located in a very good wood basket. The D2 project does add some recycled fiber to the mix, but the mill remains predominantly virgin. Boise also expands PCA's Corrugated Products offering at the Hexacomb, which is primarily containerboard-based protective packaging; and Tharco, which brings us an industrial stock box manufacturing and distribution business.

It also puts us in the Pacific Northwest in a significant way, a market we previously did not have a presence in. It's also an excellent geographic fit because the location of the DeRidder mill which is near the Texas/Louisiana border, gives us much lower freight costs to locations west of the Mississippi, including Texas. We have a big corrugated product preference in California where our largest box plant is located. We also plan to run some medium on D2 at DeRidder, which will result in substantial freight savings in the South as our two existing medium mills are in Northern Wisconsin and Northern Michigan.

With regard to Boise's paper business, I would first like to say PCA is a packaging Company and that's not going to change. After the D2 conversion, we estimate that the combined Company will have only 18% of its sales and 14% of its EBITDA in the paper business. Now, Boise initiated and announced a major cost reduction and rationalization program in 2013, which was designed to improve paper business profitability. We believe PCA's expertise in mill operations can meaningfully contribute to that effort. We also feel that Boise has an important competitive advantage in this business, related to their ability to provide outstanding logistic support and Customer Service from expertise they have developed over a long period of time.

Finally, as widely reported in the press, trade publications and by analysts, significant reductions in industry-wide paper capacity have been announced recently. So all in all, between Boise and PCA's combined personnel and expertise, I think we have the value to create some shareholder value here. And that's the path we're going to start on. Finally, looking at the last two bullet points, the combined Company is expected to generate strong cash flow that will allow us to pay down debt aggressively as well as to continue to return value to shareholders. And also note that the transaction is accretive to earnings immediately.

If you'd now turn to slide 5, here's a brief glance at the assets we will acquire which include 1.1 million tons of capacity with the D2 conversion, one packaging mill in DeRidder, two paper mills in International Falls and Jackson, and one split mill packaging and paper which is the Wallula mill in Washington. Turning to slide 6, you'll get a picture of the combined converting activities of the two Companies. And the only thing that I would point out here is that the number of facilities will increase from 71 to 97, which is a significant increase.

I mentioned geographic fit earlier and slide 7 shows you a good overall depiction of this. You can see what presence we will gain in the Pacific Northwest. And you can also see if you look in Louisiana where DeRidder is, and obviously that's a good place to ship into Texas and further west and even north of there. It's a good balance to the mills we have to the east, Valdosta, which is very far east, and then Counce, which is sort of in the mid-South. So the fit is very good geographically. What I'd like to do now is let Rick take you through the next couple of slides and then I'll wrap it up and we'll take questions. Rick?

Rick West - Packaging Corp of America - CFO

Thank you, Paul. As you can see on slide 8, PCA paid $1.995 billion for Boise including equity and assumed debt. Based on the trailing 12 months of EBITDA for Boise of $297 million, which is through the end of the second quarter, PCA paid 6.7 times for Boise. As Paul mentioned earlier, we're looking at synergies of $105 million, so when you include the synergies, PCA paid 5 times LTM EBITDA.

Moving to slide 9. This slide gives you a perspective of cash flow for the combined Company, including synergies. As you can see, taking the LTM EBITDA of $879 million, adding the $105 million of run rate synergies, you get to $984 million. Deducting CapEx for the last 12 months ending June 30, 2013, you get $694 million. So very strong cash flow and if you consider that through the second quarter of 2013 did not have essentially any of the price increase or very little in it, that number would be higher if you were looking at the numbers today.

Moving to slide 10. As of June 30, PCA and Boise's cash balance totaled $430 million. We plan to pay off our existing term loan, pay transaction expenses and use some cash for the acquisition, leaving a pro forma June 30 cash balance of $136 million. With the payoff of our term loan, our existing debt for PCA will be reduced to $659 million. We expect to borrow $2 billion in bank debt and bonds, giving us total borrowed debt of $2.659 billion, and after deducting the pro forma June cash balance of $136 million, PCA's net debt at close on a pro forma basis is $2.523 billion. Looking at our credit statistics, using LTM EBITDA of $879 million, debt to EBITDA will be 3 times and on a net debt basis, 2.9 times. Our LTM EBITDA to interest is also very strong at 8.9 times with the new debt structure. I'll now turn it back over to Paul.

Paul Stecko - Packaging Corp of America - Executive Chairman

Thank you, Rick. Before I open it up for questions, I'd like to sum things up and if you'd turn to page 11, we can do that. I'd like to first start by saying we consider this transformation, this a transformational opportunity, if you will, for PCA, with excellent fit and unique and substantial synergies. It provides the needed containerboard capacity for continued industry-leading Corrugated Products growth and it plays to our strength, which is operational excellence. We also plan to continue our tradition of reducing debt and creating and returning value to shareholders. In this regard, our goal is to pay down $1 billion of debt over the next three to four years. We plan to immediately make all necessary regulatory filings including Hart-Scott-Rodino, complete our financing efforts, and close the transaction in the fourth quarter. Operator, we're now ready to open the lines for questions.

QUESTION AND ANSWER

Operator

(Operator Instructions)

Chip Dillon, Vertical Research.

Chip Dillon - Vertical Research Partners - Analyst

Yes and good morning. Congratulations.

Paul Stecko - Packaging Corp of America - Executive Chairman

Thank you.

Chip Dillon - Vertical Research Partners - Analyst

First question is on the -- in terms of the debt, you mentioned, I think, Rick, you're going to raise $2 billion. You have the bridge. Would we, given the timing of the debt pay-down, should we assume that some of this debt will be very short term? And maybe 50% of it will be termed out three to five years? Or how should we think about that as we try to make a guess as at the interest expense?

Rick West - Packaging Corp of America - CFO

Yes, Chip, it's going to be just as you said. If we've got a goal of debt pay-down of $1 billion, we'll have more than $1 billion in term loans that we can pay down over time. We'll take advantage of the best markets there at the best rates and then on top of that, we plan to issue 10-year notes for the remainder.

Chip Dillon - Vertical Research Partners - Analyst

Got you. Okay. And then the second question is obviously I know, Paul, back in your prior life before PCA, I think you had worked in the white paper business and so this should be familiar to you. Can you talk a little bit about what your plans might be for that business? Is this something that you could see either adding to or maybe even divesting in the future? I know it's kind of early days. What are your thoughts about the white paper business?

Paul Stecko - Packaging Corp of America - Executive Chairman

Well, first, you're right about my background. I did start my career at International Paper in the white paper business. I don't have many claims to fame, but one I had is I was a mill manager at Ticonderoga when that mill converted to alkaline paper making in 1985, which is the first alkaline conversion in the US, and now the whole industry is alkaline. And it's kind of interesting, my paper mill superintendent was Mark Kowlzan, so he was there at the same time with me. So we know something about the white paper business.

With regard to plans, we used to be a pure play packaging Company. Packaging is still our business, as I said during the talk. After the D2 conversion, white paper sales will be on the order of 18% of Company sales. But the business has a strong cash flow provider and Boise has some plans in place to continue to improve that business. And as I said, we're good at optimizing mill operations. So I think where that business goes long term is going to be determined by how good of a job we can do with it. Because if things go very, very well and the cash flow remains very, very strong, we have a different opinion of the business, unless we can't improve it a as much as we hope to. So where that business ends up will be determined by how good of a job we can do with it and quite frankly, I'm pretty optimistic that we can do well with that business.

Chip Dillon - Vertical Research Partners - Analyst

That's great. One last quick one. Rick, it looks like the amount you're paying for their equity would be about $5 above their book value. So I'm playing with some numbers and I'm just assuming, let's say roughly 50% of that goes to PP&E. It would seem like the increase in depreciation from what their depreciation rate was would be about $15 million, maybe $20 million a year. It may be early days, but a as we look at our models to come up with an accretion level, is that good to use?

Rick West - Packaging Corp of America - CFO

I'd rather let you do the math on that, Chip. We're getting involved right now with getting the valuation analysis done starting tomorrow, and we'll have a much better idea of what that's going to look like probably at our third-quarter conference call in a few weeks. So I wouldn't want to get into the details right now. I want to let the -- have the valuation done, then I can give more details later.

Paul Stecko - Packaging Corp of America - Executive Chairman

Chip, I'm going to ask you to end now. You've had a few questions. I want to make sure we get everybody in. You'll have hopefully a second shot after we make the rounds.

Chip Dillon - Vertical Research Partners - Analyst

Thanks very much.

Paul Stecko - Packaging Corp of America - Executive Chairman

Thank you, Chip.

Operator

Mark Weintraub, Buckingham Research.

Mark Weintraub - Buckingham Research Group - Analyst

Thank you. Congratulations on what you does certainly look to be a savvy move. Couple questions, following up on Chip's, actually. Do you have a you view on what the capital needs for the Boise system, let's put D2, any additional spending on D2 aside, so post D2, what type of capital needs the system on an annual basis would require?

Paul Stecko - Packaging Corp of America - Executive Chairman

We have an idea and they're not extraordinary. They have the Jackson mill and the I Falls mills are in pretty good shape. There are not many capital needs there. And same thing with regard to DeRidder, other than the project. They're basically same kind of level as we've been running. You could probably run them at somewhere around 75% of depreciation, which is about where we run mills. So that would be the number. So that gets you to a number pretty similar to ours, because they've got both white -- they've got four mills. We've got four mills. We have more box plants than we do. You're getting into $100 million, $125 million a year-type kind of number.

Mark Weintraub - Buckingham Research Group - Analyst

Great. Thank you. If it's a fair question, the D2, looking at where current market conditions are, say in the second half of the year, can you give a band of potential EBITDA contribution, when that is up and going?

Paul Stecko - Packaging Corp of America - Executive Chairman

The answer is, it depends on where the price is and where the paper is sold. As I said earlier, we feel with most of these tons are going to be -- are required in our own system. And I think when Boise talked about this machine, they talked in terms of a 15% to 18% return. I can't remember the exact number. That would translate to about $40 million, $45 million of EBITDA off that machine. But that was primarily going into the export market. If we put that into the domestic market through our own box plants, you can do the math and compare domestic prices with export, and you'll get the extra increment that we think we'll get.

Mark Weintraub - Buckingham Research Group - Analyst

Right. To help understand the sensitivity on that, if I remember right, D2's roughly 300,000 tons, of which, as you say, a significant portion might have gone into the export. First of all, is that 300,000 about right? And can you -- roughly what percentage may be

Paul Stecko - Packaging Corp of America - Executive Chairman

That number's right. I don't want to get in too much detail because we haven't closed this, so we don't run the business yet. It might be that you shift a few more tons to D1 and maybe make 25,000 more tons there, and you might run only 275,000 on D2, especially if you're making medium. Medium's obviously lighter-weight than liner. We're thinking about making some medium on that machine too. But the total, as a result of D2 being added, will be 300,000. You have the right number. It may be 275,000 and the other 25,000 will be run on D1. That remains to be determined and then until we're running the business, we obviously can't make that determination.

Mark Weintraub - Buckingham Research Group - Analyst

Thank you.

Paul Stecko - Packaging Corp of America - Executive Chairman

We can move to the next caller. Mark, if you've got more questions we'll get you later.

Operator

Anthony Pettinari, Citi.

Anthony Pettinari - Citigroup - Analyst

Good morning. And congratulations.

Paul Stecko - Packaging Corp of America - Executive Chairman

Good morning, Anthony.

Anthony Pettinari - Citigroup - Analyst

You referenced the $105 million in synergies over three years, and I'm wondering if you could give us a sense of the cash cost of realizing those synergies. When we think about those three years, how they might be realized, do you expect the majority of the benefit in the first year or the first three years? Is there any kind of sense you can give us around timing?

Paul Stecko - Packaging Corp of America - Executive Chairman

Yes. The capital to get those synergies is somewhere in the $75 million to $100 million range. And what it will vary on is CapEx in terms of when we start getting into a little more detail on exactly what we do. We may find some more attractive returns than we originally thought. We might not.

But I would say if we're near the $100 million, there's probably a little upside to that synergy number because it would be capital-driven and we wouldn't spend that capital unless it had a very, very good return. So $75 million to $100 million is the number. Until we find what we're going to do and what pace we're going to do it at, and we know when D2 would schedule to be started up, and that's roughly mid-year next year, it's going to be about a third, a third, a third. We'll fine-tune that and probably by the end of the year after we close, and we have then the ability to run the business, we can give you a little more precise number at that point. But it's going to be a third, a third, a third with some variation.

Anthony Pettinari - Citigroup - Analyst

Okay. That's helpful. And then maybe just a follow-up more broadly. When I think about PCA, you've always had sort of a specialty sales model focused on local accounts. You talk about doing the tough things for customers and getting paid for it. When you think about Boise's commercial model, how would you compare the two? What are the opportunities? How do you see the two commercial organizations mixing and ultimately joining as one?

Paul Stecko - Packaging Corp of America - Executive Chairman

Let me start off with the answer, then I'm going to turn it over to Tom Hassfurther, he can provide you a little more Technicolor. First of all, we've acquired Hexacomb in the deal. This was a Company that we owned in 1998. We bought it at PCA. It became a big part of our Protective Packaging business which Pactiv then took when we split up. They kept Hexacomb. I would have loved to have kept it, but it didn't work that way. And it's a specialty protective packaging business. We like that business.

We bring some synergies here because instead of just a small sales force selling a product, we can use all 70 of our box plants to keep their eyes open for protective packaging opportunities. So we like Hexacomb a lot. I would also say that Boise's West Coast operations are basically local operations. They're in businesses there that serve those markets. They don't ship across the country. Most of that tonnage stays in the Pacific Northwest. So we're getting some of those things with Boise. Then we're getting a lot of opportunity also to optimize our systems. Let me let Tom Hassfurther add a few words to what I just said.

Tom Hassfurther - Packaging Corp of America - EVP of Corrugated Products

Thanks, Paul. Anthony, I would just add that because of Boise's footprint being relatively small in terms of their box plants up in the Northwest, they've had to run very much of a specialty sales operation. Of course, some of them are concentrated in ag, but nonetheless, it's shipped just right there in that region. In addition, if you look at their mix, you've got now a stock box business that we're not currently in, that we think we can add a lot of value to through their Tharco operations. A sheet theater in Texas where we've got a footprint of six plants, numerous sheet plants there, which give us some opportunities. And, of course, as Paul mentioned, Hexacomb. I think the model fits very, very well with what we do and it's currently the way Boise operates, and I think together we can enhance that.

Anthony Pettinari - Citigroup - Analyst

Okay. That's helpful. I'll turn it over.

Paul Stecko - Packaging Corp of America - Executive Chairman

Thank you.

Operator

George Staphos, Bank of America Merrill Lynch.

George Staphos - BofA Merrill Lynch - Analyst

Good morning and good luck with the closing process. My first question, I just want to try to get at the methodology for estimating the CapEx even if you can't provide a precise number on it. So we have the baseline roughly around 75% of depreciation and amortization for both businesses. You've got the synergy spend which you outlined, and we should for now spread it maybe over three years. And then we have the D2 spend. Would there be anything else that we'd need to consider in terms of capital spending the next couple years in the combined entity?

Rick West - Packaging Corp of America - CFO

The number I threw out is ongoing capital. In the first year we obviously would have some synergy capital that we might spend and might be spent in the PCA system. It may be spent in the Boise system. So that $100 million to $125 million is kind of like a run rate number for CapEx. But some of this synergy capital would be hopefully accelerated very early in the three-year period. (multiple speakers)

George Staphos - BofA Merrill Lynch - Analyst

Forgive me. I'm sorry about that. Would that synergy CapEx be part to some degree of the baseline number? Or as you think about this, fairly discrete?

Rick West - Packaging Corp of America - CFO

I would consider it separate. When you look at what Paul said, the four mills and the converting plants and our four mills and converting plants, he said was relatively the same number, which for both of us is in the $125 million range. Then in addition to that, in the first year we'll have the D2 conversion that we will have to complete whatever has not been spent by Boise through the end of -- up to the close process. And then in '14 also we'll have some synergy capital, but it will be more focused on synergy capital in the, probably more in the '15 time frame and '16, as Paul said, once we have our plans totally in place and know what it is. And then the only other thing you have to factor in, in both Companies as stated in their 10-K is boiler mac. Which you do have expenditures either in '14 or '15, and that's going to be on the range, the estimates change, but in the neighborhood of $40 million for both Companies. $40 million to $45 million.

George Staphos - BofA Merrill Lynch - Analyst

Thanks for that, Rick.

Rick West - Packaging Corp of America - CFO

Not for each, but in total.

George Staphos - BofA Merrill Lynch - Analyst

I'm with you. I'm with you. Now, I know a lot of this depends on when you close and in turn you don't control Boise, Boise will be spending on the D2 machine. At this juncture if you had to guess, how much do you think you'll have to spend of the total, let's say, $120 million conversion Boise's talked about with the D2 conversion?

Rick West - Packaging Corp of America - CFO

That would depend on what they spend and what we have to spend. It's going to be -- a better person to answer that would be them with their spending schedule, and we have looked at it. But if I was going to put a number on it, I'd put somewhere between $80 million to -- probably about $80 million, $90 million of what we would have remaining to spend, assuming the business closed towards the end of the fourth quarter.

George Staphos - BofA Merrill Lynch - Analyst

Okay. Got it. One last one, I'll turn it over. Just some number questions. Roughly what kind of vertical integration will you be at pro forma here for the system, as much as you can estimate at this juncture? And Rick, there's about looking at it, $380 million of other long-term liabilities on the Boise balance sheet, if I'm looking at it correctly right now. Do those come along to you as well? Do those dissipate? How should we project that if it is projectable? Thanks. I'll go back in queue.

Rick West - Packaging Corp of America - CFO

Back on integration question, Mark will take that.

Mark Kowzlan - Packaging Corp of America - CEO

Yes, we're anticipating 88% as a combined entity.

George Staphos - BofA Merrill Lynch - Analyst

Thanks, Mark. On the liability

Mark Kowzlan - Packaging Corp of America - CEO

After D2, probably down in the lower 80%s, 81%, say.

George Staphos - BofA Merrill Lynch - Analyst

Thank you. And on the liabilities?

Paul Stecko - Packaging Corp of America - Executive Chairman

Let me amplify on that. We've had a goal to get our integration into the 90% level. That's still a goal but what this acquisition does for us, that's why I said it's transformational, it gives us a lot of runway now to grow. We were quite frankly, if we looked at the potential business we have next year, we were moving up on that target pretty quickly, with being maybe 88% by the end of this year and then with a good year next year, we were being pretty close to out of growth. With this acquisition we now have a runway for the next, you pick it, three, four, five years, we'll be able to grow and we'll know and we'll be able to l tell the customers we have the tons to support that.

Mark Kowzlan - Packaging Corp of America - CEO

Sure. Thank you. The liabilities?

Operator

Phil Gresh, JPMorgan.

Phil Gresh - JPMorgan - Analyst

Congratulations. Following up on George's question, you mentioned the vertical integration rate. How should we think about your spend moving forward on the box plant side? I know you talked about $50 million annually in the past. So you talk about the run rate for growth here. Should we think about that potentially accelerating moving forward? Or any kind of numbers you can put around that?

Paul Stecko - Packaging Corp of America - Executive Chairman

I think we've been historically spending about $50 million a year, $45 million to $50 million in our box plants. We accelerated that the last few years in order to help this integration level move up where it has, and so our base spending's still about $45 million to $50 million. But we will continue to look at acquisitions in our box system, and we said that for the right acquisitions we look at spending maybe about $50 million a year. Boise won't influence that. That number still stays about $50 million.

We look at that as a corporate number, not $50 million for the Boise business. They obviously wouldn't need that much. They don't have near the facilities. But $50 million is still a good number for the right opportunities. And why that's important is where we get the real good return out of acquiring a box plant, is getting EBITDA both at the box plant and EBITDA at the mills for increasing our selling the tons to our self and increasing our integration level. So we're now in a position, again, with a longer run runway to continue to make box plant a acquisitions.

Phil Gresh - JPMorgan - Analyst

Okay. That's helpful. Second question is around the mill system. As you think about the white paper, they still have a news print machine that's a smaller market opportunity for them. But as you look at those machines, are there other opportunities for conversions outside of D2 in your view? I know that's something they've been asked and they've said that they are doing a full assessment of that. I don't know if that's something you've had an opportunity to dig into or what kind of view you'd share around

Paul Stecko - Packaging Corp of America - Executive Chairman

I would say we have taken a look at. I would hardly -- we haven't studied. They do have a news print machine. If that news print business continued to go south, long term, that machine would have the potential to be converted if we needed the capacity. But that's way down the runway, if you will.

Phil Gresh - JPMorgan - Analyst

Sure. Okay. Last question is around the margin of the business for Boise, if we compare the EBITDA or EBIT margins for the white paper or the containerboard business, they're a bit below the peers. And I know that they, on the white paper side, they're taking some cost actions there to improve those margins and I'm sure the synergies will help on the containerboard side. But as we look at the white paper, are there additional things that you think need to be done on white paper to improve the margin structure? Or the actions they've taken are sufficient to get them up to the industry average?

Paul Stecko - Packaging Corp of America - Executive Chairman

I think Boise answered that question already when they announced their program this year to shut down machines at International Falls, and do some other things to streamline the business, rationalize it to some extent and help get the margins up. We think the programs they have are well-conceived. As I said earlier in the call, what we think we bring to the party is a knowledge of how to run paper mills in general, and a knowledge on how to run white paper mills, because Mark is steeped in that as a background. Jack Carter, who now runs our manufacturing for the Company, is also experienced in the white paper side of the business.

The one thing about Boise margins that I should note, they said publicly that they were going to get the price increase mostly in the fourth quarter, for whatever reason. We completed our price increase earlier and we completed our price increase in July, basically. So that's another contributor to the margin difference. We expect their margins to come up more as they get the last price increase realization.

Phil Gresh - JPMorgan - Analyst

Okay. Thanks. I'll turn it over. Appreciate it.

Operator

Mark Wilde, Deutsche Bank.

Mark Wilde - Deutsche Bank - Analyst

Just a few questions, very quickly. Those contracts that Boise has with Office Max, does the change of control here alter those contracts at all?

Paul Stecko - Packaging Corp of America - Executive Chairman

You know, those contracts are confidential. We can't say a lot about those because of confidentiality agreements. But I can say that change of control's not an issue.

Mark Wilde - Deutsche Bank - Analyst

Okay. Second question I had is the timing on this deal, in the sense that I think at least DeRidder has been out there and available for many, many, many years, probably most of your history as a public Company. Anything about the timing right now that made this particularly attractive for you?

Paul Stecko - Packaging Corp of America - Executive Chairman

Yes. We need tons. We said for years, we run to demand. We've been able to increase our tons since we became a stand-alone operation from about 2.2 million tons to 2.6 million. We've told people that there are no other big projects available. On the other hand, our Corrugated Products business continues to do very well, continues to attract new customers, people that like our business model the way we run it and service and provide value in the corrugated business. It was time to add capacity. It was time to make a big change, what I call transformational. We've always had an eye on this asset because we appreciated the fit. But necessity is the mother of invention, they say, and it was necessary that we add tons to our system to enable us to grow into the next decade.

Mark Wilde - Deutsche Bank - Analyst

Okay. Well, the fit certainly looks very good to me. Just the last question. Break-up fees?

Paul Stecko - Packaging Corp of America - Executive Chairman

Details of the deal will be forthcoming and there's a lot of them. That's one of them. And I'd just ask you to wait until that information is released. And it will be released to the public in due time.

Mark Wilde - Deutsche Bank - Analyst

Very good. Good luck.

Paul Stecko - Packaging Corp of America - Executive Chairman

Thank you.

Operator

Alex Ovshey, Goldman Sachs.

Alex Ovshey - Goldman Sachs - Analyst

Paul, can you talk a little bit more about the background of this acquisition and how it came together? Because my view of the market's perception of PCA is it's more of a consolidatee, not a consolidator, so any background on how this came together would be very helpful. Obviously this is not an agenda at the moment, but longer term do you view yourself as more of a consolidator now that you're planning on growing the business in such a way?

Paul Stecko - Packaging Corp of America - Executive Chairman

Yes, what I've said for the last 15 years is that we don't view ourselves as a consolidator or a consolidatee. We view ourself as a shareholder value creator. If that means we're acquired at a very good price, and that benefits the shareholders, we're for it. And that also means if we can make an acquisition that's very good for the shareholders, we'll do it. So we don't have a bias one way or the other.

And with regard to Boise, you were probably holding on the line. I think I just answered that question, why. And the time had come where we were going to run out of tons. It was time to add capacity because we have a place to put that capacity and that's through growth in our box system over the next four, five, six years. And so that was the thing that motivated us to try to acquire Boise. We've obviously followed all of the assets that have come and gone in this industry. The time was right and that's why we did this. We think it will create value for our shareholders.

Alex Ovshey - Goldman Sachs - Analyst

That makes sense, Paul. Thanks. And then you talked about the opportunity to optimize the production runs across the larger mill system. As you do that, can you talk about what the opportunity to creep the existing capacity would be? I mean, outside of the obvious addition of the D2 conversion, but the existing capacity that currently exists, what is the opportunity to be able to grow that number?

Paul Stecko - Packaging Corp of America - Executive Chairman

I'm going to turn that over to Mark. He can give you much more detail on that than I can.

Mark Kowzlan - Packaging Corp of America - CEO

As far as creep capacity, again, it's a matter of how much capital you are required to spend. On the order of 1% to 2%, that would be normal. Obviously as we get further into this, we might find some initial opportunities that exceed that. But I think the norm is the 1%, 2%, 3% of creep in a situation like this.

Alex Ovshey - Goldman Sachs - Analyst

Okay. Thank you. Last question for me, I'll turn it over. What is the pro forma fiber mix between virgin and recycled for the combined entity?

Paul Stecko - Packaging Corp of America - Executive Chairman

I'll have to do that math. Off our head, it won't change very much. We were basically 80/20, to pick a round number, I think it was 82/18. I'm not exactly sure anymore. Let's just call it 80/20.

And driven by the fact that semi-chem medium mills really require about 40% OCC to make strength properties. That's where most of the OCC is consumed. We do consume some OCC at Counce, none at Valdosta. When you look at the DeRidder mill, which is the big mill, they are adding OCC for the D2. But when you look at the overall fiber balance in that mill, it's going to be in the 80/20, 75/25 range. And so it won't appreciably change PCA's overall fiber balance. And most of the OCC -- I won't say most, but maybe 50% of the OCC that will be consumed at DeRidder would be used if we choose to make some recycled medium there.

Alex Ovshey - Goldman Sachs - Analyst

Thank you. Good luck.

Paul Stecko - Packaging Corp of America - Executive Chairman

Thank you.

Operator

Scott Gaffner, Barclays.

Scott Gaffner - Barclays Capital - Analyst

Congratulations. Just wanted to dig a little bit deeper. I think in prior discussions you've talked about -- Tom, you just mentioned this 1%, 2%, maybe 3% capacity creep. You're at 88% vertical integration. So my understanding was that you had a number of years left until you felt this urgency. Is there something around the demand side that's changed a little bit for PCA specifically? Or maybe the capacity creep is just not as available as it was 12 months ago?

Paul Stecko - Packaging Corp of America - Executive Chairman

I think Mark covered that. What he said was 1% to 3%, but it depends on capital. So if you don't want to spend much capital, you maybe are going to get 1%. But to get to 2% to 3%, you've got to spend some pretty good capital. And Boise was much more attractive because you could get a lot more tons for less capital per ton, if you will. It was not nearly as optimum. And then when you do creep, you usually find that you create some problems in stressing parts of the mill, and we're near the end of our ability to creep.

The other thing that's happened, and I've got to give our Corrugated Products people a lot of credit, we've grown basically at about 6% a year in Corrugated the last three years. Now, the first two years, we had acquisitions to help that and we spent $50 million a year or so in acquisitions. Last year we didn't make any acquisitions and we put some money into our own box plants and that enabled us to grow from internal growth. So the growth has stayed high and we think our prospects going forward are good to be able to grow it.

The other thing that attracted us to Boise is we don't have any 300-inch machines inside PCA. We now have two. One is DeRidder one, and the other one will be the rebuilt DeRidder two. And long term, getting more tons across those machines will be more capital efficient than trying to throw a lot of money after creep.

Scott Gaffner - Barclays Capital - Analyst

Okay. Can you talk about -- you seem pretty confident that you can close in the fourth quarter. Have you had any initial discussions with regulatory agencies around getting approval for the acquisition or do you see any?

Paul Stecko - Packaging Corp of America - Executive Chairman

What I said during the presentation is we are going to file Hart-Scott-Rodino quickly. And we're talking -- so, no, we have not done that yet. We just closed this deal last night about 4 o'clock in the morning. So we've not got that far yet. But we will.

Scott Gaffner - Barclays Capital - Analyst

Okay. And just one last question. Can you talk about any other opportunity you explored in order to increase your capacity constraint?

Paul Stecko - Packaging Corp of America - Executive Chairman

We looked at other alternatives and we thought that Boise was the best alternative, and that's about all I could say.

Scott Gaffner - Barclays Capital - Analyst

Okay. Thank you very much.

Operator

(Operator Instructions)

Adam Josephson, KeyBanc.

Adam Josephson - KeyBanc Capital Markets - Analyst

Congratulations. One question, you're clearly confident about the success of the D2 conversion. What gives you confidence that the conversion will work where others have not?

Paul Stecko - Packaging Corp of America - Executive Chairman

That's a very good question, because there are conversions and there are conversions, and it's real simple. You have to do it right. And I think some of the conversions, people have tried to do it for minimum capital, and have not had the supporting infrastructure and a lot of things. And then you have to be able to sell the tons also. We were pleased what we saw about what the extent of the changes would be, and we think that this machine is being configured in the right way. We may tweak the design a touch, once we get control after closing, but I think they've done it right.

Adam Josephson - KeyBanc Capital Markets - Analyst

Just as a follow-up to that, is it more the technical issues that you think have confounded people in the past? Or is their lack of experience in the containerboard business? What do you think has been the biggest barrier to success along those lines?

Paul Stecko - Packaging Corp of America - Executive Chairman

There's no one answer to that. It depends on the machine that's been converted and what they want to do. For example, some machines can only make very, very lightweight paper. I'm talking like 18 to 26-pound and they'll struggle then to make something up higher than that. The machine at Boise is not confined to those super lightweights. And there's not a real big market in the US for super lightweights, you've got to go to the export market.

And if you've only got super lightweights to offer it's difficult because a lot of export buyers like a range of basis weight. One's the weight limitations, one's the condition the machine's in. The other's the speed of the machine, what the forming section looks like, what you have to do or not do. Can you dry the paper? Do you have an extended knit press, et cetera, et cetera. You can have a seminar on this subject. So that's about as good as I can summarize all of the variables.

Adam Josephson - KeyBanc Capital Markets - Analyst

I appreciate it. Just one question about the lightweight issue. Obviously you're adding significant lightweight capacity with this deal. I know you already produce a broad range of linerboard basis weights. Can you talk about what you think is the future of lightweight containerboard in this country and why?

Paul Stecko - Packaging Corp of America - Executive Chairman

Let me define lightweights. 31- to 35-pound, That's what we consider lightweight. And that's where we think the future's going to be. It's different in Europe. They go lighter weight. But most of Europe is test liner, 100% recycled where they tend to have lighter paper, minimized fiber usage, more multi-wall corrugated than single wall. You can get strength properties by going multi-wall. A rough rule of thumb is there's twice as much multi-wall in Europe than in the US as a percent of the mix. That increases your labor cost, your storage cost, but you minimize your fiber cost.

In the US we're fortunate to enjoy the lowest-cost fiber in the world on soft wood of any appreciable quantity. Brazil has some low-cost soft wood but they don't have a lot of it. And so the US takes advantage of that low-cost fiber and tries to reduce labor, starch, things of that nature. So will the US go lighter and lighter in weight? I think it's going to depend on what happens to wood cost over time. And that's one good thing about this acquisition, the DeRidder mill is in a very good wood grain, where the growth exceeds the cut, and the long-term forecast for wood prices there are pretty good. And so I think wood cost is going to drive that more than anything.

Adam Josephson - KeyBanc Capital Markets - Analyst

Thanks very much for that detail. Appreciate it.

Operator

Joshua Zaret, Longbow Research.

Joshua Zaret - Longbow Research - Analyst

My question has to do with Office Max and how you got comfortable with the risk associated with the fact that it's a significant part of Boise's revenue and more than a third of their uncoated free sheet output.

Paul Stecko - Packaging Corp of America - Executive Chairman

Two reasons. One, they have a contract with Office Max. And two, they're good at what they do. And by good at what they do, I'm talking more than just making paper. They make a good product, but they are very good in the very complex logistical and customer service aspects of the business, where you have to react quickly to retail demand and retail demand changes, and be able to service that in a very effective fashion. And they've got some people that have been around and know how to do that and that's an important thing to be able to hold business, to hold business in any business, if you will. That's really the two things. They've got a contract and they're pretty good at what they do.

Joshua Zaret - Longbow Research - Analyst

Do you feel that the contract will be a constraint in your efforts to raise margins?

Paul Stecko - Packaging Corp of America - Executive Chairman

I'm not going to comment. I never comment on pricing. I never comment on any particular customer and our relationship with them. That always remains confidential and it's always between us and the customer. That's one thing, Josh, that I -- it's just not a good business practice to share.

Joshua Zaret - Longbow Research - Analyst

Sure. Fair enough. Thank you.

Operator

[Sijin Shaul], Albert Reed.

Sijin Shaul - Albert Reed - Analyst

Hi. Good morning again. So I just wanted to clarify as far as the regulatory approval, it's just HSR that's required here?

Paul Stecko - Packaging Corp of America - Executive Chairman

Yes.

Sijin Shaul - Albert Reed - Analyst

Okay. And as far as the background, I think an earlier question was asked, is this something that was negotiated or shopped? Can you talk about how this deal came about? Was it unsolicited or solicited?

Paul Stecko - Packaging Corp of America - Executive Chairman

Yes, we contacted Boise and said we're interested in acquiring you.

Sijin Shaul - Albert Reed - Analyst

When was that, sir?

Paul Stecko - Packaging Corp of America - Executive Chairman

I'm not going to get on to the -- I'm not going to get into the details of that because I don't really think it's that important, and I'd rather use the time to talk about how it's going to benefit PCA in terms of the time frame. But it's been months, not days or weeks. How's that?

Sijin Shaul - Albert Reed - Analyst

Okay. Fair enough. Now, you have $105 million in synergies. It seems that there's a possibility for even more. Any comment on that or is it just too early?

Paul Stecko - Packaging Corp of America - Executive Chairman

It's too early. It's our best guess. We've got seven or eight major buckets where we think the synergies are. I mentioned them on the call. This is our first shot at it. We think our estimates are reasonable. They could be a little high, they could be a little low, but we think they're in the right ballpark. And that's about all that I can say about that.

Sijin Shaul - Albert Reed - Analyst

Okay. Thank you.

Paul Stecko - Packaging Corp of America - Executive Chairman

We are now out of time. I'll take one more caller.

Operator

Gabe [Hajed], Wells Fargo.

Gabe Hajed - Wells Fargo Securities - Analyst

Rick, I suspect this question will be directed to you. From a tax standpoint are there any tax attributes that you guys will be acquiring? And is the deal structure such that you'll be able to monetize them quickly?

Rick West - Packaging Corp of America - CFO

No.

Gabe Hajed - Wells Fargo Securities - Analyst

Okay. You guys are expecting to be a cash taxpayer next year?

Rick West - Packaging Corp of America - CFO

What we had said earlier is we would be a cash taxpayer beginning in the third quarter of this year. We had very few tax credits left at the end of the second quarter.

Gabe Hajed - Wells Fargo Securities - Analyst

Okay. Thank you.

Paul Stecko - Packaging Corp of America - Executive Chairman

Thank you. I'd like to thank everybody for the participation in the call. I hope our questions and answers were helpful to you to understand the rationale for this acquisition. And speaking for the whole team, we're excited to be integrating Boise into our operations. We've met a lot of great people at Boise and we're looking forward to joining with them and see what we can do collectively. We feel good about the future. So thank you very much.

Operator

Ladies and gentlemen, this does conclude today's conference. You may all disconnect and have a wonderful day.

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